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11017331

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2011 WASHINGTON, DC

SEC FILE NUMBER
8-68328

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENSLEDGE CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue, Suite 1604
(No. and Street)

New York (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Zeitlin (212) 792-5272
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Zeitlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENSLEDGE CAPITAL MARKETS LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature /Brian S. Zeitlin 2.18.11

Managing Member

Title

02/18/2011

Notary Public

MANANA MOSOIAN
Notary Public, State of New York
No. 01MO6189623
Qualified in Queens County
Commission Expires June 30, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY

CONTENTS

MLSW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Members of
GreensLedge Capital Markets LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of GreensLedge Capital Markets LLC and Subsidiary (the "Company") as of December 31, 2010, and the related consolidated statements of operations and comprehensive income, changes in members' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GreensLedge Capital Markets LLC and subsidiary as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MLSW, LLP

New York, New York
February 24, 2011

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 205,800
Due from clearing brokers	725,290
Property and equipment, at cost, net of accumulated depreciation of $1,028	28,402
Prepaid expenses and other assets	11,543
Security deposits	45,650
Total Assets	$ 1,016,685

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other	$ 48,607
Income taxes payable	10,877
Loan payable, other	86,821
Total Liabilities	146,305
Subordinated borrowings	500,000
Members' equity	372,335
Accumulated other comprehensive loss	(1,955)
Total Members' equity	370,380
Total Liabilities and Members' Equity	$ 1,016,685

The accompanying notes are an integral part of these consolidated financial statements.

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Finders fees	$ 370,914
Trading gains	475,811
Other income	2,046
Total Revenues	848,771
EXPENSES	
Officers compensation	300,000
Salaries and related costs	317,543
Professional fees	220,440
Rent and allocated overhead	32,798
Market data expenses	59,583
Interest	5,314
Regulatory expenses	2,771
Other operating expenses	33,110
Total Expenses	971,559
Loss before provision for income taxes	(122,788)
Provision for income taxes	10,877
Net loss	$ (133,665)
COMPREHENSIVE LOSS	
Net loss	$ (133,665)
Foreign currency translation adjustments	(1,955)
Total comprehensive loss	$ (135,620)

The accompanying notes are an integral part of these consolidated financial statements.

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Members' Equity	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2010	$ 6,000	$ -	$ 6,000
Net loss	(133,665)	-	(133,665)
Members' contributions	500,000	-	500,000
Foreign currency translation adjustments	-	(1,955)	(1,955)
Balance, December 31, 2010	$ 372,335	$ (1,955)	$ 370,380

The accompanying notes are an integral part of these consolidated financial statements.

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2010

Subordinated borrowings, January 1, 2010	$ -
Proceeds from issuance of subordinated note	500,000
Subordinated borrowings, December 31, 2010	$ 500,000

The accompanying notes are an integral part of these consolidated financial statements.

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (135,620)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,028
Changes in operating assets and liabilities:	
Increase in due from clearing broker	(725,290)
Increase in prepaid expenses and other assets	(11,543)
Increase in security deposits	(45,650)
Increase in accounts payable, accrued expenses and other	48,607
Increase in income taxes payable	10,877
Net Cash Used in Operating Activities	(857,591)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property and equipment	(29,430)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from loan payable, other	86,821
Proceeds from subordinated borrowings	500,000
Members' contributions	500,000
Net Cash Provided by Financing Activities	1,086,821
Net Increase in Cash and Cash Equivalents	199,800
Cash and Cash Equivalents - January 1, 2010	6,000
Cash and Cash Equivalents - December 31, 2010	$ 205,800

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

GreensLedge Capital Markets LLC (the "Company") was formed in the State of Delaware on April 20, 2009 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a registered broker-dealer on March 17, 2010. The Company focuses on fund placement, term financing and secondary trading activities. The members share profits and losses in accordance with their percentage interests and each member's liability is limited. The Company continues until such time it is terminated.

GreensLedge Asia Limited ("Cayman"), a wholly owned subsidiary, was formed on August 31, 2010 under the laws of the Cayman Islands for the purpose of expanding the Company's business in foreign markets. Cayman opened a branch office in Tokyo, Japan on August 31, 2010. The financial statements include the operations of the branch office from its inception on August 31, 2010 through December 31, 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

b) Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c) Revenue Recognition

Revenues include trading gains and losses as well as fees earned from advisory services, capital placement and trading services. Revenue is recorded when the underlying transaction is completed and the income is reasonably determined.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d) Securities Transactions

The Company records securities transactions and the related revenue and expense on a trade date basis. Proprietary securities transactions in regular way trades are recorded on a trade date basis, as if they have settled. Marketable securities are valued at fair market value.

e) Income Taxes

No provision has been made for Federal or NYS income taxes since the Company is treated like a partnership under the Internal Revenue Code and NYS Partnership tax law whereby its income will be taxed directly to its members. However, the Company is subject to NYC Unincorporated Business Taxes ("UBT").

The provision for income taxes consists of NYC Unincorporated Business Taxes of $10,877.

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods. Deferred taxes are primarily attributable to accounts receivable and accrued expenses for financial statement purposes.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2010, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

f) Due From Clearing Brokers

Due from clearing brokers represents cash held at the broker. The Company does not carry accounts for customers or perform custodial functions related to customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

g) Investments, at Fair Value

The Company adopted ASC 820, Fair Value Measurements ("ASC 820"), effective January 1, 2008. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). At December 31, 2010, the Company did not hold any investments.

h) Cash Equivalents

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

3. RELATED PARTY TRANSACTIONS

The members of the Company are also members of The GreensLedge Group, LLC ("GLG"). As per an agreement that the Company has with GLG, they have agreed to share expenses for office space, insurance, utilities, supplies, and other incidentals. The agreement has been filed and approved by FINRA. The amount due to GLG was $19,281 as of December 31, 2010 and is included in the consolidated statement of financial condition.

4. SUBORDINATED BORROWINGS

On June 21, 2010, the Company entered into an agreement with one of its members for a subordinated note in the amount of $500,000. The term of the note is for one year and interest is charged at a rate of 2% per annum. Interest expense totaling $5,314 was charged to the financial statements for the year ended December 31, 2010.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2010 the Company had net capital of $850,143, which was $843,763 in excess of its required net capital of $6,380. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.

6. LOAN PAYABLE, OTHER

Loan payable, other consists of operating expenses paid by an employee on behalf of the foreign branch prior to funding by Cayman. The amount due to the employee was $86,821 as of December 31, 2010. The amount is scheduled to be repaid without interest in 2011.

7. COMMITMENTS AND CONTINGENCIES

In September 2010, the Japanese branch entered into lease agreement for new office space. The monthly lease payment is currently $7,190 (USD) and the lease is scheduled to terminate in September 2012. Rent expense for the Japanese branch office totaled $8,326 and has been charged to the consolidated financial statements for the year ended December 31, 2010. Rental payments due under the lease are being expensed over the lease term on a straight-line basis.

The following is the aggregate future minimum lease payments due under the current lease obligations:

Year Ending December 31,	
2011	$ 86,279
2012	64,709
	$ 150,988

8. CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of the Company's consolidated subsidiary, GreensLedge Asia Limited (Cayman):

Total assets	$ 114,959
Total members' equity	$ 19,194

The members' equity of the above entity is not included as capital in the consolidated computation of the Company's net capital. In addition, amounts invested in the Japanese branch of GreensLedge Asia Limited (Cayman) totaling $121,016 has been deducted from the Company's net capital as of December 31, 2010.

SUPPLEMENTAL INFORMATION

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2010

NET CAPITAL		
Total members' equity as of December 31, 2010	$	370,380
Less members' equity not allowable for net capital as of December 31, 2010		19,194
Total members' equity qualified for net capital as of December 31, 2010		351,186
ADDITIONS		
Subordinated borrowings allowed for the computation of net capital		500,000
DEDUCTIONS AND/OR CHARGES		
Prepaid expenses and other assets		1,043
NET CAPITAL	$	850,143
MINIMUM NET CAPITAL REQUIRED (GREATER OF 12.5% OF A.I. OR $5,000)	$	6,380
EXCESS NET CAPITAL	$	843,763
TOTAL AGGREGATE INDEBTEDNESS (A.I.)	$	51,038
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.06 to 1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2010 and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing as of December 31, 2010

Net capital as reported in the Company's (unaudited) FOCUS report	$	890,268
Adjustments to:		
Accrued expenses and other liabilities		40,125
NET CAPITAL	$	850,143

The accompanying notes are an integral part of these consolidated financial statements.

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the Rule.

The accompanying notes are an integral part of these consolidated financial statements.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

MGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors and Members of
GreensLedge Capital Markets LLC and Subsidiary

In planning and performing our audit of the financial statements of GreensLedge Capital Markets LLC and Subsidiary (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 24, 2011

MLGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors and Members of
GreensLedge Capital Markets LLC and Subsidiary

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by GreensLedge Capital Markets LLC and Subsidiary (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries i.e., cash disbursements journal and general ledger at December 31, 2010 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, income statement and general ledger noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, income statement and general ledger supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MLGW, LLP

New York, New York
February 24, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31ST, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GREENSLEDGE Capital MARKETS

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2116 -

B. Less payment made with SIPC-6 filed (exclude interest) (150 -)
July 2010
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 1966 -

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1966 -

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,966 -

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _______________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending DEC 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 846,911 - a
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	707 - b
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	707 -
2d. SIPC Net Operating Revenues	$ 846,204 -
2e. General Assessment @ .0025	$ 2116 -

(to page 1, line 2.A.)

GREENSLEDGE CAPITAL MARKETS LLC
AND
SUBSIDIARY

REPORT ON AUDIT OF CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2010